Exhibit 99.1

Nayax Provides Q4 and FY 2022 Preliminary Revenue and KPI Data
Plans to Announce Q4 and FY 2022 Financial Results
on Wednesday March 1, 2023

HERZLIYA, Israel, January 24, 2023 -- Nayax Ltd. (Nasdaq & TASE: NYAX), a global commerce enablement and payments platform designed to enable retailers to provide consumers with digital, cashless, connected commerce experiences, and enhance consumer loyalty and conversion, today announced that it will release its Q4 and fiscal year 2022 financial results on Wednesday, March 1, 2023. Details of the calls can be found below.

“Nayax’s fourth quarter results capped off an outstanding fiscal year 2022, with broad-based growth driven by the team’s focused execution of our top strategic growth initiatives, particularly capturing greenfield opportunities in the unattended market, deepening our existing customer relationships, while significantly expanding new customers and growing our market presence internationally " said Yair Nechmad, Chief Executive Officer and Chairman of the Board. “Highlights of our fourth quarter results include preliminary revenue growth of 48% over the prior year quarter along with transaction processing volume growth of 53% for the period. We are also pleased with our full-year 2022 preliminary revenue of $174 million, reflecting growth of 46% over the prior year and recurring revenue ending the year at 60% of our total revenue. We believe these results demonstrate the resiliency of our business model and position us well to achieve our growth aspirations and our goal toward profitability.”

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Q4 revenue is expected to be between $50.5 million to $51.5 million and full year of 2022 is expected to be between $173 million to $174 million. For all Q4 2022 and full year 2022 revenue calculation, the mid-point of the preliminary revenue range was taken; representing $51.0 million in the total revenues for Q4 2022 and $173.5 in total revenues for full year 2022.

	Q4 2022	Q4 2021	YoY/ %	Q4 2022	Q3 2022	QoQ/ %	Total 2022	Total 2021	Yearly/ %
Recurring Revenue ($M) (*)	$29.6	$20.8	$8.8/ 42%	$29.6	$27.2	$2.4 / 9%	$104.8	$71.1	$33.7 / 47%
POS Devices Revenue ($M) (**)	$21.4	$13.6	$7.8/ 57%	$21.4	$20.0	$1.4 / 7%	$68.7	$48.0	$20.7 / 43%
Total Revenue ($M)	$51.0	$34.4	$16.6 / 48%	$51.0	$47.2	$3.8 / 8%	$173.5	$119.1	$54.4 / 46%

(*)   Recurring Revenue is comprised of SaaS revenue and payment processing fees.

(**) POS devices Revenue includes revenues that are derived from the sales of our hardware products.

•	Number of Managed and Connected Devices was approximately 725,000, an increase of 40% over Q4 2021.

	As of Dec 31, 2022	As of Dec 31, 2021	YoY/ %	As of Dec 31, 2022	As of Sep 30, 2022	QoQ/ %
# Of Managed and Connected Devices	725,000	517,000	208,000 / 40%	725,000	685,000	40,000 / 6%

•	Number of Customers grew to approximately 47,000, an increase of 57% over Q4 2021.

	As of Dec 31, 2022	As of Dec 31, 2021	YoY/ %	As of Dec 31, 2022	As of Sep 30, 2022	QoQ/ %
# Of Customers	47,000	30,000	17,000 / 57%	47,000	42,000	5,000 / 12%

•	The number of Processed Transactions during Q4 2022 was approximately 378 million, an increase of 53% over Q4 2021. Total Year Processed Transactions were 1,304 million, an increase of 64% over 2021.

	Q4 2022	Q4 2021	YoY/ %	Q4 2022	Q3 2022	QoQ/ %	Total 2022	Total 2021	Yearly/ %
Processed Transactions Volume (M)	378M	247M	131M / 53%	378M	341M	37M / 11%	1,304M	795M	509M / 64%

Conference Call/Webcast

Nayax will host two conference calls/webcasts on March 1, 2023, the first in English and the second in Hebrew, to discuss fourth quarter and full-year 2022 results. The call in English will be held at 8:30 a.m. Eastern Time, 3:30 p.m. Israel Time and 5:30 a.m. Pacific Time, followed by the conference call in Hebrew at 9:30 a.m. Eastern Time, 4:30 p.m. Israel time and 6:30 a.m. Pacific Time. Participating on the calls/webcasts will be Yair Nechmad, Chief Executive Officer and Sagit Manor, Chief Financial Officer.

Regarding the conference call/webcast in English to be held at 8:30 a.m. Eastern Time , 3:30 p.m Israel Time and 5:30 a.m Pacific Time on March 1, 2023:

For the call/webcast in English, we encourage participants to pre-register using the link below. Those who pre-register will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register any time, including up to and after the call/webcast start time. You will immediately receive an online confirmation, an email with the dial in number and a calendar invitation for the event.

The call in English will be held at 8:30 a.m. Eastern Time, 3:30 p.m. Israel Time and 5:30 a.m. Pacific Time

To pre-register, go to:

https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10020917&linkSecurityString=18c90baf4b

For those who are unable to pre-register, kindly join the conference call/webcast by using one of the dial-in numbers or clicking the webcast link below.

U.S. TOLL-FREE: 1-855-327-6837
ISRAEL TOLL-FREE: 1-809-458-327
INTERNATIONAL TOLL-FREE: 1-631-891-4304

WEBCAST LINK:
https://viavid.webcasts.com/starthere.jsp?ei=1590690&tp_key=eb39980e6f

Participants may also register and join the conference call/webcast by visiting the Events section of the Nayax website, found here: https://ir.nayax.com/events-and-presentations/default.aspx

Following the conference call, a replay will be available until March 15, 2023. To access the replay, please dial one of the following numbers:

Replay TOLL-FREE: 1-844-512-2921
Replay TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 10020917

An archive of the conference call will be available on Nayax's Investor Relations website https://ir.nayax.com/overview/default.aspx

Regarding the conference call/webcast in Hebrew to be held at 9:30 a.m. Eastern Time, 4:30 p.m. Israel time and 6:30 a.m. Pacific Time on March 1, 2023:

To access, go to:
https://us02web.zoom.us/webinar/register/WN_AogJFqwlQ2C2Ap7heUdPrw

ABOUT NAYAX

Nayax is a global commerce enablement and payments platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and consumer engagement tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across channels. Today, Nayax has 9 global offices, over 800 employees, connections to more than 80 merchant acquirer and payment method integrations and is a recognized payment facilitator worldwide. Nayax's mission is to improve our customers' revenue potential and operational efficiency. Visit www.nayax.com for more information.

Forward looking statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this registration statement can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; general economic, political, demographic and business conditions in Israel; fluctuations in inflation and exchange rates in Israel; our ability to implement our growth strategy; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to compete and conduct our business in the future; changes in consumer tastes and preferences; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; and other risk factors discussed under “Risk Factors” in Amendment No. 1 to our Registration Statement on Form 20-F filed with the SEC on September 12, 2022 (our "Registration Statement"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward- looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Registration Statement. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Investor Relations Contact:

ICR, Inc.
ir@nayax.com